 COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON Attorney at Law	8160 South Highland Drive, Suite 104 Sandy, Utah 84093 Telephone: (801) 733-0800 Fax: (801) 733-0808 E-mail: LneilsonLaw@aol.com

August 6, 2010

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation
Amendment No. 2 to
Registration Statement on Form 10-12G
SEC File No.  000-54001

Dear Mr. Riedler:

In response to your letter dated August 3, 2010, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of the Registrant, Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 2 to the registration statement is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s August 3-letter in italicized text immediately before our response.  Also, as soon as possible we will provide you with two printed courtesy copies of the Amendment marked to show changes.

Form 10-12G/A filed July 21, 2010

Business Development

Comment 1.
We note your response to comment 4 of our June 29, 2010 comment letter.  Please expand the newly added disclosure at the bottom of page 4 to include a discussion of Section 4.3 of the Patent Acquisition Agreement which quantifies the potential milestone payments due under the agreement.

Response to Comment 1:  We have added disclosure to the last paragraph on page 4 to describe milestone payments due under the Patent Acquisition Agreement and also added an example of potential payments.

Item 1A. Risk Factors

“We risk losing the rights to commercialize the acquired patent applications if milestones are not attainted in a timely manner.” page 19

Securities and Exchange Commission
August 6, 2010

Comment 2.
We note your response to comment 15 of our June 29, 2010 comment letter. Please expand your discussion in the newly added risk factor at the bottom of page 19 to describe the effect that losing the rights to commercialize the acquired patent applications would have on the company's business plans and operations.

Response to Comment 2:   In response to your comment regarding the risk factor at the bottom of page 19, we have added to the end of that risk factor a description of the effects of losing rights to commercialize the acquired patent applications.

March 31, 2010 Financial Statements

Comment 3.
1. Refer to your response to our prior comment number 26. Please address the following:
●
It is still unclear why recording the costs associated with pending patents as an asset rather than as a charge to research and development expense was appropriate. Refer to paragraph ASC 730-10-25-2c.

●
Please further elaborate on how you determined that you did not acquire: processes from with Nectid, Inc.  On page four of the tiling, you state “Ramesha Sesha, President of Nectid and the inventor of all the acquired technology, has joined the company as Chief Operating Officer and Chief Scientific Officer.”  This would appear to indicate that the criteria ASC 805-10-55-4b has been met.  Further, please tell us how you factored ASC 805-10-55-7 into your analysis.

●
Your disclosure states that you “will begin the amortization of the patents when they are place in service”.  Based on the disclosure throughout the document, it appears you derived legal and contractual benefit at the date of the acquisition of the patent applications and are incurring cash outflows in the use of them. Thus so being, please tell us how deferring the amortization complies with paragraph two of ASC 350-30-35, which states “The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

Response to Comment 3a:  ASC 730-10-25-2c states that “Intangible assets purchased from others. The costs of intangible assets that are purchased from others for use in research and development activities and that have alternative future uses (in research and development projects or otherwise) shall be accounted for in accordance with Topic 350. The amortization of those intangible assets used in research and development activities is a research and development cost. However, the costs of intangibles that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred.”

The confusion seems to be arising over the purpose for which the pending patents were purchased. The pending patents were not purchased for use in research and development activities. They were purchased for the purpose of producing pharmaceutical products by which the company will generate revenues. Therefore, the patents as purchased do have alternative future uses and should be capitalized.

Response to Comment 3b:  The Company determined that it did not acquire a process from Nectid, Inc. based on the guidelines contained in ASC 805-10-55-4b and 55-7.  ASC 805-10-55-4b states that while processes may not be documented, if a development stage company has “an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs”, it would qualify as a business.  Nectid, Inc. was and continues to be a research firm with no intention or ability to produce outputs through the use of its patents.  Nectid sold a portion of its pending patent portfolio and continues to operate as a research and development firm with many other patents not acquired by the Company.

Securities and Exchange Commission
August 6, 2010

Further, ASC 805-10-55-7 gives four additional factors to consider.  We have included those factors with our explanations below.

a.      Has begun planned principal activities – Nectid, Inc. had not begun to use the patents sold to the Company to produce any outputs.

b.      Has employees, intellectual property, and other inputs and processes that could be applied to those inputs – While Nectid has employees and one of those employees joined the Company, because Nectid did not have and was not developing processes to produce outputs, the employee that joined the Company did not bring with him processes to produce outputs.

c.      Is pursuing a plan to produce outputs – As noted above, Nectid was not pursuing a plan to produce outputs from the patents.

d.      Will be able to obtain access to customers that will purchase the outputs – Because Nectid is strictly a research and development firm, neither Nectid nor the employee that the Company hired from Nectid, have developed a customer base or have access to potential buyer of product resulting from the patents.

Response to Comment 3c: We agree that ASC 350-30-35 requires amortization of an intangible asset over the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. This is what we were intending to state with the words “when they are placed in service.” In order to remove any doubt we have revised Note 5 to the financial statements on page F-26 to quote ASC 350-30-35.

Please continue your review of the Protect Pharmaceutical Corporation registration statement.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly, /S/ Leonard E. Neilson Leonard E. Neilson

:ae
Attachments
cc: William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation